Exhibit 21.1

Subsidiaries of the Registrant

The following table sets forth, at August 1, 2011, the Registrant’s subsidiaries and their respective jurisdictions of incorporation. The Registrant owns directly or indirectly 100% of the voting securities of each of the subsidiaries listed below.

Entity	Jurisdiction of Incorporation

The Bank of Maine	Federally Chartered

Yankee Title Company	Maine

Cobbossee Service Corp.	Maine

SBM Property A, Inc.	Maine

Whiskeag-Bath, Inc.	Maine

Healthcare Professional Funding Corporation	Delaware

Property T, Inc.	Maine

Property T2, Inc.	Maine

Property P Inc.	Maine